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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X      Form 40-F
               ---               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the resolution passed at the Extraordinary General Meeting held in Beijing on July 31, 2008.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                 (COMPANY LOGO)
                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED
    (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)
                                (STOCK CODE: 857)

    RESOLUTION PASSED AT THE EXTRAORDINARY GENERAL MEETING DATED 31 JULY 2008


The Board of Directors announces that the Extraordinary General Meeting was held in Beijing on 31 July 2008 and the resolution as set out below was duly passed as special resolution.


RESOLUTION PASSED AT THE EXTRAORDINARY GENERAL MEETING ("EGM")

References are made to the notice of the EGM and the circular (the "Circular") of PetroChina Company Limited (the "Company") in relation to the issue of domestic corporate bonds dated 12 June 2008. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors (the "Board of Directors") of the Company is pleased to announce that the EGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the People's Republic of China ("PRC"), on 31 July 2008.

The EGM was validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the EGM, the following special resolution was considered and approved by way of poll by a two-thirds majority vote, and the poll results of the votes are as follows:


                                                                   NUMBER OF VOTES CAST AND                   PERCENTAGE OF TOTAL
                                                                                         NUMBER OF VOTES CAST
                 SPECIAL RESOLUTION                                     FOR             AGAINST         ABSTAIN         PASSING
                                                                                                                         RATE

To approve the issue of domestic corporate bonds in principal      164,879,268,652       10,109,000       0             99.9939%
amount not exceeding RMB60 billion within 2 years after the
date of such resolution passed at the extraordinary general
meeting of the Company and to authorize the Board of Directors to deal with all matters in connection with the issue of
domestic corporate bonds as set out in the Circular.

As at the date of the EGM:

(1) The issued share capital of the Company and total number of Shares entitling the holder to attend and vote for or against the resolution set out in above at the EGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.



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(2)  Shareholders or proxies representing 178,849,334,543 Shares with voting rights, representing approximately 97.7207% of the total issued share capital of the Company attended the EGM.

(3) There were no Shares of the Company entitling the holders to attend and vote only against the resolution at the EGM.

(4) The poll results were subject to scrutiny by Mr. Ding Ning and Mr. Song Aimin, shareholders of A Shares, Mr. Qin Gang, supervisor of the Company, Ms. Gao Yimin of King and Wood, the PRC legal advisors of the Company and Messrs. Deloitte Touche Tohmatsu. Messrs. Deloitte Touche Tohmatsu acted as the scrutineer and compared the poll result summary to the poll forms collected and provided by the Company. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.




                                                    By order of the Board
                                                 PETROCHINA COMPANY LIMITED
                                                         LI HUAIQI
                                                   Secretary to the Board


31 July 2008

Beijing, the PRC



As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongru and Mr CuiJunhui as independent non-executive Directors.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          PetroChina Company Limited



Dated: August 1, 2008                     By:    /s/ Li Huaiqi
                                                 -------------------------------
                                          Name:  Li Huaiqi
                                          Title: Company Secretary